UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Short Form of Press Release

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2020

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By:	/s/ Ana Graciela de Méndez
Name: Ana Graciela de Méndez
Title: CFO

BLADEX ANNOUNCES PROFIT FOR THE THIRD QUARTER OF $15.4 MILLION, OR $0.39 PER SHARE, PRESERVING ITS SOUND CREDIT QUALITY AND RESUMING PORTFOLIO GROWTH

PANAMA CITY, REPUBLIC OF PANAMA, October 27, 2020

Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”), a Panama-based multinational bank originally established by the central banks of 23 Latin-American and Caribbean countries to promote foreign trade and economic integration in the region, today announced its results for the third quarter (“3Q20”) and nine months (“9M20”) ended September 30, 2020.

The consolidated financial information in this document has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

FINANCIAL SNAPSHOT

(US$ million, except percentages and per share amounts)	9M20	9M19	3Q20	2Q20	3Q19
Key Income Statement Highlights
Net Interest Income ("NII")	$70.1	$82.6	$22.6	$21.7	$26.7
Fees and commissions, net	$7.6	$10.3	$2.6	$1.9	$2.8
(Loss) gain on financial instruments, net	$(4.7)	$0.7	$(0.4)	$(3.9)	$(0.2)
Total revenues	$73.8	$95.2	$25.2	$19.9	$29.5
Reversal (provision) for credit losses	$1.2	$(2.4)	$(1.5)	$2.6	$(0.6)
Operating expenses	$(7.2)	$(9.4)	$(8.3)	$(8.3)	$(9.0)
Profit for the period	$47.9	$64.0	$15.4	$14.1	$20.4
Profitability Ratios
Earnings per Share ("EPS") (1)	$1.21	$1.62	$0.39	$0.36	$0.52
Return on Average Equity (“ROAE”) (2)	6.2%	8.5%	6.0%	5.5%	8.0%
Return on Average Assets (“ROAA”)	0.96%	1.36%	0.95%	0.83%	1.34%
Net Interest Margin ("NIM") (3)	1.43%	1.77%	1.42%	1.28%	1.77%
Net Interest Spread ("NIS") (4)	1.12%	1.19%	1.19%	1.01%	1.19%
Efficiency Ratio (5)	36.8%	30.9%	33.1%	41.5%	30.4%
Assets, Capital, Liquidity & Credit Quality
Credit Portfolio (6)	$5,320	$6,302	$5,320	$5,011	$6,302
Commercial Portfolio (7)	$5,087	$6,217	$5,087	$4,915	$6,217
Investment Portfolio	$234	$85	$234	$96	$85
Total assets	$6,311	$6,681	$6,311	$6,627	$6,681
Total equity	$1,026	$1,009	$1,026	$1,022	$1,009
Market capitalization (8)	$482	$790	$482	$456	$790
Tier 1 Basel III Capital Ratio (9)	26.5%	21.1%	26.5%	24.8%	21.1%
Total assets / Total equity (times)	6.2	6.6	6.2	6.5	6.6
Liquid Assets / Total Assets (10)	23.2%	14.4%	23.2%	29.6%	14.4%
Credit-impaired loans to Loan Portfolio (11)	0.00%	1.11%	0.00%	0.00%	1.11%
Total allowance for losses to Credit Portfolio (12)	0.84%	1.66%	0.84%	0.95%	1.66%
Total allowance for losses to credit-impaired loans (times) (12)	n.m.	1.7	n.m.	n.m.	1.7

"n.m." means not meaningful.

BUSINESS HIGHLIGHTS

•	Bladex’s unique business model has unceasingly proven to be a key advantage in the current context, allowing it to maintain a sound asset quality and to swiftly re-balance its credit risk towards defensive sectors. The Bank resumed portfolio growth during the quarter and reports sustainable results and a solid financial position, denoted by the $15.4 million Profit for the 3Q20 (+9% QoQ), with a capitalization of 26.5% Tier 1 Basel III Capital Ratio.

•	The Bank continued to collect almost all scheduled credit maturities (close to 100% during the 3Q20 and since the onset of Covid-19), evidencing the high quality of the Bank’s borrower base and short-term nature of its business.

•	3Q20 loan origination more than doubled from the previous quarter (+120% QoQ), still under strict credit underwriting standards, resulting in a 3% Commercial Portfolio growth, reaching $5.1 billion as of September 30, 2020, at wider credit spreads (+14 bps over Libor vs the prior quarter), although the size of the Commercial Portfolio is still below pre-Covid levels (-18% YoY). Considering the increase in its investment securities portfolio, the Bank’s total Credit Portfolio increased 6% QoQ.

•	Bladex’s portfolio remained well-diversified and focused on high quality exposures, with 59% in investment grade countries, 53% with financial institutions and 14% with sovereign and state-owned corporations. The Bank continued downsizing exposure to higher risk sectors, such as the airline industry, which has been decreased by $99 million or 67% since March 31, 2020, now representing less than 1% of total portfolio.

•	In line with Bladex’s strategy to maintain a solid and diversified funding base to support Commercial Portfolio growth, the Bank successfully placed a 144A/RegS bond in the U.S. and international capital markets, coupled with other medium-term bilateral, syndicated and capital market transactions, while its deposit base continued to grow. In turn, the Bank has gradually reduced its liquidity position, mostly consisting of cash and due from banks, which stood at $1.5 billion (23% of Total Assets) at the end of 3Q20, a still robust level given the prevailing market uncertainty and deep economic impact of Covid-19.

•	Net Interest Income (“NII”) and Margin (“NIM”) experienced a positive quarterly trend (+4% and +14 bps QoQ, respectively), on the widening rate differential between loans and liabilities, but still below pre-Covid levels (-15% YoY and -35 bps YoY, respectively), mostly pressured by higher average cash position levels (27% of average assets) and decreased average loan balances (by design).

•	Fees and commission income totaled $2.6 million for 3Q20, up 35% QoQ, mainly driven by higher fees from the letters of credit business (+28% QoQ) which is now performing at pre-Covid levels.

•	Credit provision charges totaled $1.5 million in 3Q20, mainly on higher Credit Portfolio balances and the continuous assessment of the impact of certain country risk deteriorations on the Bank’s exposure. Asset quality remained sound with no new credit impaired transactions during the quarter, resulting in zero non-performing loans as of September 30, 2020. As of the same date, the Bank’s total allowance for credit losses represented a coverage ratio of 84 bps the total Credit Portfolio.

•	Efficiency Ratio improved to 33% in 3Q20, due to higher total revenues (+27% QoQ) with stable operating expenses (+1% QoQ). YTD Operating expenses are still down $2.3 million, or 8%, YoY on lower personnel expenses, mostly due to a reduced performance-based variable compensation provision.

CEO’s Comments

Mr. Jorge Salas, Bladex’s Chief Executive Officer said: “Our third quarter results are, once again, a good reflection of our conservative approach and the resilience of our business model. The strong credit quality of Bladex’s commercial portfolio, coupled with its short-term nature, resulted in the timely collection of almost 100% of all loans at maturity. Having said that, we remain prudently cautious in the face of the great deal of uncertainty that still lies ahead in the months to come.

Bladex resumed portfolio growth and, by working closely with its clients, the Bank was able to disburse over $2.2 billion, more than twice the volume disbursed in the previous quarter. This resulted in a $172 million growth, equivalent to a 3% increase of its commercial portfolio to $5.1 billion, while maintaining sound asset quality and portfolio diversification.

On the liability side, the Bank’s deposit base increased by $169 million, or 6% quarter-on-quarter, with a relevant participation from our Class A shareholders, that represented 51% of total deposits by the end of September. During this last quarter, Bladex also successfully placed a new global syndication and its third issuance in the 144A/RegS market for USD $400 million, which was four times oversubscribed. At the same time, the Bank gradually reduced its liquidity position, mostly consisting of cash and due from banks, which stood at $1.5 billion at the end of 3Q20, a still robust level given the prevailing market uncertainty and deep economic impact of Covid-19.

With a gradual but positive trend in its levels of profitability, a strong capitalization, a resilient asset portfolio, robust levels of liquidity and a solid funding base, the Bank enjoys a strong financial position to face a challenging credit cycle in the Region. I am very proud of the way our team has come together to navigate the storm so far. There is no doubt that opportunities will keep arising as the economies re-open throughout the Region and Bladex will continue to support its clients during this uncertain time.”

RECENT EVENTS

▪	Quarterly dividend payment: The Bank’s Board of Directors (the “Board”) approved a quarterly common dividend of $0.25 per share corresponding to the third quarter 2020. The cash dividend will be paid on November 25, 2020, to shareholders registered as of November 9, 2020.

▪	Bond issuance in the international capital market: On September 9, 2020, Bladex announced the successful issuance of its third bond in the 144A/Reg S market for US$400 million. The five-year term bonds pay a fixed rate coupon of 2.375%. This new bond, which was oversubscribed more than four times, attracted investors from the United States, Europe, Asia, and Latin America.

Notes:

-	Numbers and percentages set forth in this earnings release have been rounded and accordingly may not total exactly.

-	QoQ and YoY refer to quarter-on-quarter and year-on-year variations, respectively.

Footnotes:

1)	Earnings per Share (“EPS”) calculation is based on the average number of shares outstanding during each period.

2)	ROAE refers to return on average stockholders’ equity which is calculated on the basis of unaudited daily average balances.

3)	NIM refers to net interest margin which constitutes to Net Interest Income (“NII”) divided by the average balance of interest-earning assets.

4)	NIS refers to net interest spread which constitutes the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities.

5)	Efficiency Ratio refers to consolidated operating expenses as a percentage of total revenues.

6)	The Bank’s “Credit Portfolio” includes gross loans (or the “Loan Portfolio”), securities at FVOCI and at amortized cost, gross of interest receivable and the allowance for expected credit losses, loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers’ liabilities under acceptances.

7)	The Bank’s “Commercial Portfolio” includes gross loans (or the “Loan Portfolio”), loan commitments and financial guarantee contracts, such as issued and confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk and other assets consisting of customers’ liabilities under acceptances.

8)	Market capitalization corresponds to total outstanding common shares multiplied by market close price at the end of each corresponding period.

9)	Tier 1 Capital is calculated according to Basel III capital adequacy guidelines and is equivalent to stockholders’ equity excluding certain effects such as the OCI effect of the financial instruments at fair value through OCI. Tier 1 Capital ratio is calculated as a percentage of risk-weighted assets. Risk-weighted assets are estimated based on Basel III capital adequacy guidelines.

10)	Liquid assets refer to total cash and cash equivalents, consisting of cash and due from banks and interest-bearing deposits in banks, excluding pledged deposits and margin calls; as well as highly rated corporate debt securities (above ‘A-‘). Liquidity ratio refers to liquid assets as a percentage of total assets.

11)	Credit-impaired loans are also commonly referred to as Non-Performing Loans or NPLs. Loan Portfolio refers to gross loans, excluding interest receivable, the allowance for loan losses, and unearned interest and deferred fees.

12)	Total allowance for losses refers to allowance for loan losses plus allowance for loan commitments and financial guarantee contract losses and allowance for investment securities losses.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by words such as: “anticipate”, “intend”, “plan”, “goal”, “seek”, “believe”, “project”, “estimate”, “expect”, “strategy”, “future”, “likely”, “may”, “should”, “will” and similar references to future periods. The forward-looking statements in this press release include the Bank’s financial position, asset quality and profitability, among others. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual performance and results are subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the coronavirus (COVID-19) pandemic and government actions intended to limit its spread; the anticipated changes in the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for expected credit losses; the need for additional allowance for expected credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ABOUT BLADEX

Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, began operations in 1979 to promote foreign trade and economic integration in the Region. The Bank, headquartered in Panama, also has offices in Argentina, Brazil, Colombia, Mexico, and the United States of America, and a Representative License in Peru, supporting the regional expansion and servicing its customer base, which includes financial institutions and corporations.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include: central banks and state-owned banks and entities representing 23 Latin American countries; commercial banks and financial institutions; and institutional and retail investors through its public listing.

CONFERENCE CALL INFORMATION

There will be a conference call to discuss the Bank’s quarterly results on Tuesday, October 27, 2020 at 11:00 a.m. New York City time (Eastern Time). For those interested in participating, please dial 1-877-271-1828 in the United States or, if outside the United States, 1-334-323-9871. Participants should use conference passcode 89194804#, and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at http://www.bladex.com. The webcast presentation will be available for viewing and downloads on http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion and will remain available for 60 days. Please dial (877) 919-4059 or (334) 323-0140 and follow the instructions. The replay passcode is: 23850585.

For more information, please access http://www.bladex.com or contact:

Mrs. Ana Graciela de Méndez

Chief Financial Officer

Tel: +507 210-8563

E-mail address: amendez@bladex.com